July 25, 2014

BY EDGAR AND HAND DELIVERY

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, DC 20549

Re:    Groupon, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 21, 2014
File No. 1-35335
Dear Mr. Spirgel:
We have set forth below the responses of Groupon, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company, dated July 14, 2014, relating to the Company’s Form 10-K for the year ended December 31, 2013, filed on February 21, 2014. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Form 10-K for the Year Ended December 31, 2013
Revenue Recognition, page 73
Comment No. 1

We are considering your response to comment 2 from our letter dated June 13, 2014. Please respond to the following questions so that we may fully understand the facts and circumstances of your revenue recognition in Germany.

Response:

Our responses to the Staff’s specific questions are set forth below. To provide the appropriate context for these responses, we wanted to first summarize the background and accounting judgments that resulted in the incremental revenue from unredeemed vouchers in Germany during 2012.

The merchant agreements in our German business utilize a redemption payment model, in which merchants are not paid until the customer has redeemed the voucher with the merchant for the specified goods or services. If a customer does not redeem the voucher under this payment model, Groupon retains all of the gross billings collected from the customer (i.e., the merchant is not entitled to any payment).
We recognize revenue for Groupon’s share of the gross billings from a voucher, net of estimated refunds and applicable taxes (including value-added taxes (VAT)), on the date of sale. Groupon’s share is the purchase price paid by the customer less the portion of the purchase price to be paid to the merchant. We do not recognize any incremental revenue in excess of Groupon’s share (i.e., incremental “breakage” revenue) unless and until our legal obligation to remit payment to the merchant expires.
When we acquired our German operations in May 2010, it was not clear when our obligations to merchants would expire under German law. The uncertainty arose from the existence of a statute of limitations in Germany that provides consumers with a period of three years to seek performance from merchants for products or services that have been paid for in advance. If a merchant accepted a voucher and provided the related products or services after expiration based on the belief that it was legally required to do so under German law, it was unclear as to whether Groupon would have a corresponding obligation to remit payment to the merchant for its share of that voucher, despite our contractual agreement to the contrary. Because of this uncertainty, we believed that there was more than a remote possibility that our obligation to merchants would continue for that three-year period. As such, we concluded that it was appropriate to recognize the incremental revenue from unredeemed vouchers in Germany only after three years, rather than the earlier contractual expiration date.
Subsequent to this conclusion, we received additional information that impacted our evaluation. This information included an assessment from the German taxing authority in 2012 for Groupon to remit the remaining VAT payments on unredeemed vouchers at their contractual expiration dates. As shown in the illustrative example below, under German VAT regulations we remit VAT related to our commission (i.e., Groupon’s share of the voucher sale price) at the time of sale. This initial VAT remittance reduces the amount we owe the merchant upon redemption for its share of the voucher sale price. When a customer redeems a voucher, merchants in Germany incur a liability for the remaining VAT obligation from the voucher sale (i.e., the total amount of VAT due on the voucher sale less the amount that Groupon previously remitted). Groupon is not responsible for remitting any amounts to the German taxing authority for the final VAT payment when a voucher is redeemed, as that remittance is the merchant’s obligation. However, if a voucher sold in Germany is not redeemed, Groupon becomes responsible for the final VAT remittance once our legal obligation to the merchant expires, because we retain all of the gross billings in that circumstance. The German taxing authority’s assessment clarified to Groupon the authority’s position that our obligation to a merchant ends upon expiration of an unredeemed voucher.
As the expiration of our obligation to the merchant triggers both (1) our recognition of incremental revenue from unredeemed vouchers (i.e., breakage) and (2) our obligation to remit the remaining VAT amount, we afforded significant weight to the German taxing authority’s judgment as to when we incur an obligation to remit the remaining VAT amount. However, we also considered the then ongoing German civil case, as described below, before changing our conclusion regarding the timing of when to recognize incremental revenue from unredeemed vouchers. When we completed our legal evaluation of the appeal in that case during the third quarter of 2012, we concluded that there was no sufficient legal basis to overturn the Regional Court’s decision affirming the validity of the provision in our customer terms and conditions prohibiting redemption of a voucher after its expiration date. At that time, we accepted the tax assessment to remit the remaining VAT payments on unredeemed vouchers at the contractual expiration date, rather than after the three-year statutory performance period, and concurrently changed our determination of when our obligations to merchants expire in Germany. As a result, we derecognized the cumulative unremitted merchant share of unredeemed vouchers that had expired prior to that reporting period (i.e., we derecognized the accrued merchant payables related to those expired vouchers), resulting in the one-time increase to third party revenue of $18.5 million.

•
Please explain to us the details of the civil case decided by the Regional Court of Berlin in October 2011 including the identity of the parties involved and the purpose of the suit. Tell us who appealed the ruling and why it was appealed.

Response:

The German civil case was filed against Groupon GmbH, a subsidiary of Groupon, Inc., in the Regional Court of Berlin by Consumer Protection Association Baden-Württemberg. It related to the validity of a provision in Groupon GmbH’s customer terms and conditions. This provision specified that a Groupon voucher purchased by a customer cannot be redeemed with the merchant for the underlying products or services after its expiration date. The suit alleged that this provision was invalid because it contravened the statutory performance period of three years. The plaintiff did not seek monetary damages. Rather, it sought a ruling that the disputed provision be eliminated from our subsidiary’s terms and conditions.

The Regional Court ruled in favor of our subsidiary, and the plaintiff appealed the ruling. In its appeal, the appellant argued that the Regional Court erred in finding that the provision at issue did not violate German law. During the third quarter of 2012 we completed our legal evaluation of the appeal and concluded that there was no sufficient legal basis for the Regional Court’s decision to be overturned. This judgment proved to be correct, as the appellant ultimately withdrew its appeal and the matter was resolved with no further action.

•	Tell us if you recorded a VAT liability in February 2012 and if not, please explain why not.

Response:

The assessment received from the German taxing authority did not result in an incremental liability because any potential obligation to remit additional VAT was already accrued within our merchant payable liabilities. As noted above, we remit VAT related to our commission (i.e., Groupon’s share of the voucher sale price) at the time of sale. When a customer redeems a voucher, the merchant incurs the liability for the remaining VAT obligation from the voucher sale. Until such time as the voucher is redeemed, all amounts associated with the merchant’s share of the voucher, including remaining VAT obligations, are included within our merchant payable liabilities. Had we immediately accepted the assessment rather than initially commencing work on an appeal subject to the outcome of the ongoing civil case, it would have only accelerated the timing of cash outflows for amounts already accrued within our merchant payable liabilities. The remaining VAT obligation associated with unredeemed vouchers, which only becomes payable upon expiration of Groupon’s obligation to a merchant under German VAT regulations, reduces our breakage revenue on unredeemed vouchers; it does not result in an incremental expense to Groupon. As the accrued merchant payable liabilities are not classified as deferred revenue at any point, there is no outcome in which the amount paid for VAT, whether by Groupon or the merchant, has not been previously recognized as a liability in our financial statements. The following example and journal entries, which are based on the application of VAT regulations under German law, illustrate this:

Assumptions:

•	Voucher sale price of $20

•	Groupon’s commission on a voucher sale of $6

•	Merchant’s share of a voucher sale, payable upon redemption, of $14 before VAT

•	VAT rate of 19%

Amounts Recorded When Voucher is Sold
On the date of sale, Groupon collects payment from the customer, records a payable for the VAT obligation on its commission, records its liability to the merchant, and recognizes revenue (gross billings less merchant payments) as follows:

Dr. Cash    20.00
Cr. Gross billings        18.86
Cr. VAT payable ($6 * 19%)        1.14

Dr. Merchant payments (contra-revenue)    12.86
Cr. Accrued merchant payables ($14 - $1.14)        12.86

The above entries result in third party revenue, which is reported on a net basis, equal to Groupon’s commission of $6 (i.e., $18.86 of gross billings less $12.86 of merchant payments).

Amounts Recorded When Voucher is Redeemed
Upon the customer’s redemption of the voucher with the merchant for the specified products or services, Groupon remits payment to the merchant and reduces its accrued merchant payable by the corresponding amount as follows:

Dr. Accrued merchant payables    12.86
Cr. Cash        12.86

When a customer redeems the voucher, merchants in Germany incur an obligation to remit the remaining VAT obligation from the voucher sale. Because VAT is an inclusive tax in Germany, the cumulative VAT amount due to the taxing authority after the voucher has been redeemed with the merchant for the specified products or services is $3.19. Said another way, 19 percent of the $16.81 net voucher price after deducting VAT is the $3.19 VAT obligation. Because Groupon has previously remitted $1.14, the merchant incurs the remaining $2.05 VAT obligation to the taxing authority upon redemption and is responsible for remitting that amount.

Amounts Recorded at Expiration of Obligation to Merchant if Voucher is Not Redeemed
Upon expiration of Groupon’s legal obligation to the merchant for a voucher that is not redeemed, Groupon derecognizes its merchant payable, records a liability to the German taxing authority for the remaining VAT amount, and recognizes the difference as incremental revenue. If the voucher in the above example had not been redeemed with the merchant for the specified products or services, the following journal entry would be recognized upon expiration of Groupon’s legal obligation to the merchant:

Dr. Accrued merchant payables    12.86
Cr. VAT payable        2.05
Cr. Merchant payments (reversing contra-revenue)        10.81

In this circumstance, Groupon would have recognized cumulative revenue of $16.81, which represents the $20 voucher price less the $3.19 total amount paid to the German taxing authority for VAT.

•
We note, in most jurisdictions, your obligation to the merchant ends shortly after voucher expiration. However, in Germany, as a result of the consumer protection provisions of German civil law, merchants may be required to honor vouchers beyond the stated expiration date. Tell us how your agreements with merchants in Germany addressed voucher redemptions after the expiration date. Specifically, under your contracts with merchants, tell us if you were legally obligated to make a payment to a merchant in the event a voucher was redeemed after the expiration date.

Response:

Our contractual agreements with merchants in Germany specify that Groupon is only required to pay the merchant for redemptions that occur during the voucher’s period of validity (i.e., prior to expiration). As noted in our original response and in the summary above, we previously concluded that the three-year statutory performance period under German civil law might apply and extend our legal obligation to merchants beyond the stated contractual redemption period. Following the Regional Court’s decision in the German civil case, the VAT assessment from the German tax authority, and completion of our legal evaluation of the appeal in the civil case, we updated our judgment during 2012 and concluded that our legal obligation to merchants ends at the contractual expiration date.

•
Please explain to us your consideration of the impact of the consumer protection provisions of German civil law on your obligations to the purchasers of Groupons in Germany. Specifically address why, as a result of the consumer protection provisions of German civil law, it was not considered reasonably possible for the Company to be obligated to refund expired vouchers in Germany.

Response:

Our obligations to provide refunds to customers are accrued for within our refund reserves. Those refund reserves reflect all estimated future refunds, including refunds expected to be issued after expiration of the related vouchers. In establishing our refund reserves for Germany, we have never asserted or assumed that post-expiration refunds are not reasonably possible. Please refer to the accounting policy disclosures in our Form 10-K for further information about our refund reserve methodologies.

•	Tell us how you recorded the one-time increase in third party revenue in the quarter ended September 30, 2012. Include the specific line-items impacted and the amounts recorded in your response.

Response:
We recorded the one-time increase to third party revenue from unredeemed vouchers in Germany during the three months ended September 30, 2012 by reducing accrued merchant payables by $22.0 million, increasing other current liabilities by $3.5 million (i.e., for the remaining VAT obligation), and recognizing the $18.5 million difference as third party revenue. This is consistent with how we record our recurring incremental revenue from unredeemed vouchers each period as stated within our accounting policy disclosures. Those disclosures specify that we “record revenue from unredeemed Groupons and derecognize the related accrued merchant payable when our legal obligation to the merchant expires…”
* * * * *
As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding any of the responses in this letter, please call me at 312-334-1579.
Respectfully submitted,

/s/ Brian C. Stevens

Brian C. Stevens
Chief Accounting Officer
Groupon, Inc.

cc:    Jason E. Child
Dane A. Drobny
Daniel L. Horwood